DC Brau Brewing Company, LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
Beer Transfer/Buybacks	-789,057.72
CC Tip Income	9,146.23
Misc Income	4,087.20
PayPal Sales	61.72
Rental Income	16,785.50
Sales	11,918.84
Keg Sales	1,602,208.95
Keg Sales (WS)	0.00
Package Sales (WS)	0.00
Packaged Sales	3,082,546.95
Retail - Event Income	39,815.16
Retail Sales - Beer	200,771.38
Retail Sales - Merchandise	25,544.79
Square Sales	87,503.79
Total Sales	**5,050,309.86**
Sales and Use Tax	0.00
Shipping Income	811.26
Uncategorized Income	0.00
Total Income	**$4,292,144.05**
Cost of Goods Sold	
Cost of Goods Sold	1,105,755.31
Cost of Goods Miscellaneous	1,399.48
Excise Tax	59,345.61
Freight Costs	10,117.29
Hops	45,105.59
Inventory Adjustment	1,158.79
Merchandise COGS	19,877.35
Packaging	3,077.12
Shipping	1,401.76
Taproom Transfer	40,342.16
WIP Loss	41,906.95
Yeast	34,336.49
Total Cost of Goods Sold	**1,363,823.90**
Total Cost of Goods Sold	**$1,363,823.90**
GROSS PROFIT	**$2,928,320.15**
Expenses	
Accounting fees	42,457.64
Advertising and Promotion	47,748.41
Auto and Truck Expenses	836.73
Bank Service Charges	5,115.60

DC Brau Brewing Company, LLC

Profit and Loss

January - December 2019

	TOTAL
Brewery Expense	56,018.16
Brewery Supplies	126,378.49
Business Licenses and Permits	15,393.09
Cash Over/Under	-1,572.74
Computer Expense	27,647.44
Credit Card Processing Fees	9,431.13
Square Fees	2,911.24
Total Credit Card Processing Fees	**12,342.37**
Donation	21,069.10
Dues and Memberships	16,143.85
Education Expense	4,725.24
Equipment Rental	92,144.54
Event Expense	10,656.55
Gas	36,538.80
Insurance Expense	1,935.46
General Liability Insurance	14,016.00
Health Insurance	65,588.39
Insurance - Commercial	2,004.00
Insurance - Key Man	10,705.08
Total Insurance Expense	**94,248.93**
Legal Fees	10,988.03
Licenses	513.30
Meals	37,384.86
Account Interest	152.20
Account Support	2,385.61
Total Meals	**39,922.67**
Office Cleaning	16,863.95
Office Expenses	24,345.79
Office Rent	425,435.64
PayPal Fees	79.90
Payroll Expenses	-132.11
Accounts Mgmt & Events Wages	168,769.70
Administrative Wages Expense	164,937.11
Commissions	21,308.02
DC Paid Family Leave Tax	5,541.41
Federal Unemployement	1,504.64
Owner Wages	249,999.88
Payroll Processing Fees	9,746.07
Payroll Tax (SS/MCare) ER	86,382.97
Payroll Taxes - W/C	9,296.64
Production Wages	402,890.23
Retail & Sales Wages	94,142.07

DC Brau Brewing Company, LLC

Profit and Loss
January - December 2019

	TOTAL
SIMPLE IRA Expenses	25,288.42
SUTA Tax	4,936.25
Total Payroll Expenses	**1,244,611.30**
Pest Control	3,177.93
Postage and Delivery	4,120.70
Power	79,932.11
Professional Fees	7,900.00
Repairs and Maintenance	35,396.46
Security	6,644.53
Square Fees	48.97
Taproom Expense	5,720.20
Taxes - Other	39,120.46
Telephone Expense	11,997.56
Trash Removal	12,900.45
Travel Expense	16,615.64
Gas/Parking	828.08
Total Travel Expense	**17,443.72**
Water	45,397.23
Water - 2017 Underbilled	7,229.55
Total Water	**52,626.78**
Total Expenses	**$2,647,682.65**
NET OPERATING INCOME	**$280,637.50**
Other Income	
Income(Expense) in IBA Investment	94.00
Total Other Income	**$94.00**
Other Expenses	
Amortization Expense	5,877.62
Ask My Accountant	0.00
Depreciation Expense	488,954.93
Interest Expense	182,311.62
Total Other Expenses	**$677,144.17**
NET OTHER INCOME	**$ -677,050.17**
NET INCOME	**$ -396,412.67**

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
BBT Checking 2043	0.00
Bill.com Money Out Clearing	0.00
Cash - BB&T Operating (2644)	0.00
Cash - Petty Cash	432.50
First National 7964 - OPERATING	0.00
Paylocity PR Clearing	-42,845.39
Paypal	34.82
Revere Bank	260,352.57
Wells Fargo 3395	2,488.26
Total Bank Accounts	**$220,462.76**
Accounts Receivable	
Accounts Receivable	116,697.81
Total Accounts Receivable	**$116,697.81**
Other Current Assets	
Class B Member DIT	0.00
DC Estimated Tax Payments	0.00
Deposit on Equipment Not In Service	0.00
Due from Greg and Monte Skall	20,000.00
Due from Member-B Skall	877.50
Due from Premium DC	0.00
Employee Advance	41,386.42
Inventory	0.00
Ekos Merchandise	23,877.29
Finished Goods	0.00
Kegged	14,810.71
Packaged	35,345.16
Total Finished Goods	**50,155.87**
Ingredients	92,921.69
Other	0.00
Packaging	232,299.92
Taproom Merchandise	18,970.08
WIP	59,146.15

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
Total Inventory	**477,371.00**
Prepaid Expenses	0.00
Prepaid General Liability Ins	0.00
Prepaid Hops	46,846.78
Prepaid Insurance	7,588.64
Prepaid Legal	0.00
Prepaid Rent	0.00
Prepaid Taxes	22,067.72
Total Prepaid Expenses	**76,503.14**
Undeposited Funds	3,257.85
Total Other Current Assets	**$619,395.91**
Total Current Assets	**$956,556.48**
Fixed Assets	
FF&E	
Accumulated Depreciation	-3,159,387.53
Capital Lease	262,752.69
Computer and Related	60,751.61
Furniture and Equipment	3,280,719.60
Leasehold Improvements	1,185,853.99
Total FF&E	**1,630,690.36**
Vehicle	0.00
Total Fixed Assets	**$1,630,690.36**
Other Assets	
Accumulated Amortization	-35,581.04
BB&T CD for LOC	0.00
Book Up (2.1M-239916.3)	1,860,083.70
Closing Costs on Loans	88,164.36
IBA Investment	1,094.00
Organization Costs - Legal	25,784.55
Prepaid Lease Payments	655.00
Security Deposit - Keg Rental	68,035.81
Security Deposit - Navitas lease	652.27
Security Deposit - Rent	22,730.00
Utility Deposit	4,558.30
Total Other Assets	**$2,036,176.95**
TOTAL ASSETS	**$4,623,423.79**

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	212,794.52
Total Accounts Payable	**$212,794.52**
Credit Cards	
BB&T Visa Main	0.00
Chase CC	71,979.49
FNB Credit Card	0.00
Wells Fargo Credit Card	0.00
Total Credit Cards	**$71,979.49**
Other Current Liabilities	
Accrued Exp - Accounting	0.00
Accrued Exp - Due to Landl	347.79
Accrued Exp - Excise/Sales Tax	0.00
Accrued Exp - Gas	0.00
Accrued Exp - Health Insurance	0.00
Accrued Exp - Legal	0.00
Accrued Exp - Power	0.00
Accrued Exp - Trash Remova	0.00
Accrued Exp - Water	0.00
DC Treasury Office Payable	1,763.48
Sales Tax Payable	0.00
Total DC Treasury Office Payable	**1,763.48**
DC Treasury Office1 Payable	0.00
Sales Tax Payable	0.00
Total DC Treasury Office1 Payable	**0.00**
Event Deposit	14,040.00
Gift Cards	0.00
Keg Deposit	137,763.14
Member Loans	
Member Loan - Brandon Skall	0.00
Member Loan - Greg Skall	0.00
Member Loan - Jeff Hancock	0.00
Member Loan - Jim McWhorter	0.00
Member Loan - Tom Joyner	0.00

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2019

	TOTAL
Total Member Loans	**0.00**
Non-Inventory Accrual	0.00
Payroll Liabilities	0.00
Accrued Payroll	10,715.32
DC Income Tax W/H	0.00
DC Unemployment Insurance	0.00
Employee Reimbursement Due	0.00
Federal Income Tax Payable	0.00
Health Insurance Payable	0.00
MD Income Tax WH	0.00
Pre-tax Commuter Benefit	-603.20
Pre-tax Commuter Benefit {354}	0.00
SIMPLE IRA Liability	0.00
SS & MCare - EE	0.00
Tip Liability	0.00
VA Income Tax W/H	0.00
Total Payroll Liabilities	**10,112.12**
Sales Tax Accrual	0.00
Sales Tax Agency Payable	0.00
Sales Tax Payable	0.00
Total Sales Tax Agency Payable	**0.00**
Sales Tax Payableq	0.00
Square Gift Card	1,562.58
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$165,589.11**
Total Current Liabilities	**$450,363.12**
Long-Term Liabilities	
eLease for Quadrel Labeling System	17,921.79
FNB Loan 0115	0.00
FNB Loan 3035	0.00
FNB Loan 3400	0.00
FNB Loan 5305	0.00
FNB Loan 5420	0.00
FNB Loan 7810	0.00
FNB RLOC 5300	0.00
Live Oak Bank Loan 1	2,167,657.01
N/P BB&T #0003	0.00
N/P BB&T #0004	0.00
N/P HYG Financial Forklift Lease	8,180.45
N/P Industrial Investors	74,705.33

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2019

	TOTAL
N/P Navitas - Hach UV Spectrophotometer	0.00
One Degree Cap - 30 Steam Boil	0.00
One Degree Cap - 6-60 Barrel	0.00
One Degree Cap - Target Cool	0.00
Shareholder Loan - Hancock	4,166.67
Shareholder Loan - Skall	12,500.00
Total Long-Term Liabilities	**$2,285,131.25**
Total Liabilities	**$2,735,494.37**
Equity	
Book Up cap.Acts(2.1M-$239,916)	1,860,083.70
General Partner	
Brandon Skall	0.00
DC Brau Holdings, LLC	-298,668.73
Hancock Draw	0.00
Jeff Hancock	0.00
Skall Draw	0.00
Total General Partner	**-298,668.73**
Limited Partner	
Anvar, Artin	0.00
Beasley, George	50,456.79
Berger, Richard	14,044.85
Cuervo, Raul	2,303.42
DC Brau Holdings II LLC	40,000.00
DC Brau SP LLC	2,515.10
Fagnan, Jeff	13,148.48
Fogel, Dick	0.00
Fortunato, Vince	0.00
Gamarian, Kevork	105,796.18
Garchik Universal LTD	19,721.39
Gould, Jason	74,991.83
Gray, Burton	105,565.41
Harvey, Chris	42,023.23
Hoffstein, Ben	1,391.60
Joyner, Tom	55,770.53
Kraus, Steve	5,632.15
Malhotra, Brij and Avita	0.00
McWhorters, Jim	30,075.61
Ostrow, Ken	45.15
Roemer, Alan	109,616.87
Rutner, Alan	0.00
Rutner, Andrew	0.00
Schacknies, Fred	0.00

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2019

	TOTAL
Schacknies, Mark	0.00
Skall, Gregg and Monte	24,433.70
Sparks, Joe	0.00
Sparks, Olevia	9,004.23
Thorp, Mark	16,390.60
Total Limited Partner	**722,927.12**
Other equity	0.00
Retained Earnings	0.00
Net Income	-396,412.67
Total Equity	**$1,887,929.42**
TOTAL LIABILITIES AND EQUITY	**$4,623,423.79**

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-396,412.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-87,114.32
Due from Greg and Monte Skall	-20,000.00
Employee Advance	0.00
Inventory:Ekos Merchandise	-6,977.99
Inventory:Finished Goods:Kegged	-5,101.97
Inventory:Finished Goods:Packaged	-17,589.17
Inventory:Ingredients	4,229.01
Inventory:Other	0.00
Inventory:Packaging	-108,000.58
Inventory:Taproom Merchandise	-8,327.29
Inventory:WIP	-23,860.76
Prepaid Expenses	55,867.73
Prepaid Expenses:Prepaid Hops	-46,846.78
Prepaid Expenses:Prepaid Insurance	-451.92
Prepaid Expenses:Prepaid Taxes	-18,760.74
Accounts Payable	-67,925.68
Chase CC	35,873.16
Accrued Exp - Due to Landl	-8,684.66
Accrued Exp - Legal	0.00
DC Treasury Office Payable	297.96
DC Treasury Office Payable:Sales Tax Payable	-1,436.12
DC Treasury Office1 Payable	0.00
DC Treasury Office1 Payable:Sales Tax Payable	929.92
Event Deposit	14,040.00
Gift Cards	-703.00
Keg Deposit	36,508.06
Payroll Liabilities:Accrued Payroll	-44,105.06
Payroll Liabilities:Employee Reimbursement Due	0.00
Payroll Liabilities:Health Insurance Payable	0.00
Payroll Liabilities:Pre-tax Commuter Benefit	9.24
Payroll Liabilities:SIMPLE IRA Liability	0.00
Payroll Liabilities:Tip Liability	-3,394.56
Sales Tax Agency Payable	0.00
Square Gift Card	1,562.58
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-319,962.94**
Net cash provided by operating activities	**$ -716,375.61**
INVESTING ACTIVITIES	
FF&E:Accumulated Depreciation	488,954.93
FF&E:Furniture and Equipment	-23,736.58

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2019

	TOTAL
FF&E:Leasehold Improvements	-12,919.74
Accumulated Amortization	5,877.62
IBA Investment	-1,094.00
Net cash provided by investing activities	**$457,082.23**
FINANCING ACTIVITIES	
eLease for Quadrel Labeling System	-5,406.12
Live Oak Bank Loan 1	-91,436.27
N/P HYG Financial Forklift Lease	-11,716.25
N/P Industrial Investors	-12,049.25
N/P Navitas - Hach UV Spectrophotometer	-2,607.26
Shareholder Loan - Hancock	-20,000.00
Shareholder Loan - Skall	-20,000.00
General Partner:DC Brau Holdings, LLC	-302,479.99
Limited Partner:Anvar, Artin	-2,003.07
Limited Partner:Beasley, George	12,204.03
Limited Partner:Berger, Richard	2,914.52
Limited Partner:Cuervo, Raul	-4,484.00
Limited Partner:DC Brau Holdings II LLC	40,000.00
Limited Partner:DC Brau SP LLC	0.00
Limited Partner:Fagnan, Jeff	-18,290.00
Limited Partner:Fogel, Dick	-3,397.66
Limited Partner:Fortunato, Vince	-2,266.15
Limited Partner:Gamarian, Kevork	86,202.00
Limited Partner:Garchik Universal LTD	4,229.35
Limited Partner:Gould, Jason	47,296.00
Limited Partner:Gray, Burton	70,739.00
Limited Partner:Harvey, Chris	34,058.00
Limited Partner:Hoffstein, Ben	-7,316.00
Limited Partner:Joyner, Tom	13,446.00
Limited Partner:Kraus, Steve	-16,646.00
Limited Partner:Malhotra, Brij and Avita	-3,403.66
Limited Partner:McWhorters, Jim	-99,713.00
Limited Partner:Ostrow, Ken	-18,163.00
Limited Partner:Roemer, Alan	70,735.00
Limited Partner:Rutner, Andrew	-1,700.07
Limited Partner:Schacknies, Fred	-8,503.54
Limited Partner:Schacknies, Mark	-5,105.75
Limited Partner:Skall, Gregg and Monte	-15,311.00
Limited Partner:Sparks, Olevia	-2,139.00
Limited Partner:Thorp, Mark	7,684.00
Retained Earnings	735,748.89
Net cash provided by financing activities	**$451,119.75**
NET CASH INCREASE FOR PERIOD	**$191,826.37**

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2019

	TOTAL
Cash at beginning of period	31,894.24
CASH AT END OF PERIOD	**$223,720.61**